Exhibit 12.1

Arbitron Inc.
Ratio of earnings to combined fixed charges

						Three Months Ended,
	Years Ended December 31,					March 31,

	2001	2000	1999	1998	1997	2002	2001

Earnings
Net income	$36,462	$45,263	$39,742	$34,191	$24,719	$14,242	$16,295
Income tax expense	23,805	29,552	25,946	22,288	16,137	8,915	10,622
Interest expense	15,554	—	—	—	—	4,433	288
Amortization of debt issue costs	563	—	—	—	—	153	98
Portion of rent expense considered to represent interest (a)	2,748	2,408	2,253	2,226	2,116	737	603
Distribution of earnings from affiliate	4,200	2,875	3,276	2,750	1,549	1,200	1,101
Equity in net income of affiliate	(4,285)	(3,397)	(2,253)	(2,452)	(1,768)	1,245	1,123

Total earnings	$79,047	$76,701	$68,964	$59,003	$42,753	$30,925	$30,130

Fixed Charges
Interest expense	$15,554	$—	$—	$—	$—	$4,433	$288
Amortization of debt issue costs	563	—	—	—	—	153	98
Portion of rent expense considered to represent interest (a)	2,748	2,408	2,253	2,226	2,116	737	603

Total fixed charges	$18,865	$2,408	$2,253	$2,226	$2,116	$5,323	$989

Ratio	4.2x	31.9x	30.6x	26.5x	20.2x	5.8x	30.5x

(a)	The Company considers one-third of rent expense to represent interest expense.